January 8, 2009

Via Edgar and Overnight Mail

Ms. Tracey McKoy
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3720
Washington, DC  20549

Re:	Ever-Glory International Group, Inc.
Item 4.01 Form 8-K
Filed December 31, 2008 (“Form 8-K”)
File No. 0-28806

Dear Ms. McKoy:

In connection with the Form 8-K and receipt of the Staff’s comments dated January 5, 2009, Ever-Glory International Group Inc, Inc. (the “Company”) acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in their filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the foregoing is responsive to the Staff’s comments.  Thank you for your attention to this matter.

Very truly yours,

By:	/s/ Edward Yihua Kang
Name: Edward Yihua Kang
Title: Chief Executive Officer